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EXHBIT 2. PLAN OF MERGER

                                 PLAN OF MERGER
                                     MERGING
              VICTOR EBNER ENTERPRISES INC., A NEW YORK CORPORATION
                                      INTO
                  COLLEGE SOFTWARE, INC., A FLORIDA CORPORATION

         1. PARTIES TO THE MERGER; EFFECTIVE DATE. Pursuant to the provisions of Title 36, Chapter 607 of the Florida statutes, Victor Ebner Enterprises Inc., a New York corporation ("Victor Ebner"), shall be merged with and into College Software, Inc., a Florida corporation ("College"), College shall be the surviving corporation. The merger ("Merger") shall become effective at such time (the "Effective Time") on the date (the "Effective Date") that articles of merger are filed with the Secretary of State of Florida.

         2. CLOSING. The closing of the merger contemplated by this agreement shall take place on or before May 31, 2001 at the offices of Troutman Sanders Mays & Valentine LLP, 1660 International Drive, Suite 600, McLean, Virginia 22102, or at such other date and place as the parties may mutually agree. The actual date of such closing is referred to herein as the "Closing."

         2A. EFFECT OF THE MERGER. From and after the Effective Date, (i) College shall continue its corporate existence as a Florida corporation and the separate existence of Victor Ebner shall cease; (ii) the corporate charter/articles of incorporation and bylaws of College in effect immediately prior the Effective Time shall continue to be its charter/articles of incorporation and bylaws until amended or repealed in a manner provided by law;
(iii) each of the directors and officers of Victor Ebner in office immediately prior to the Effective Time shall become the directors and officers of College, if they have not resigned as of the Effective Time, until their respective successor are duly elected or appointed; (iv) College shall change its name to Victor Ebner Enterprises; (v) College shall change its CUSIP number to reflect the business of Victor Ebner; and (vi) College shall change its stock symbol to reflect its new name.

         2B. EXCHANGE OF OUTSTANDING SHARES. Every share of Victor Ebner common stock that is issued and outstanding immediately prior to the Effective Time will, by virtue of the merger of Victor Ebner and College, at the Effective Time, and without any further action on the part of either Victor Ebner and College or any holder of outstanding common stock, be cancelled and extinguished and automatically exchanged into an aggregate of all shares of validly issued, fully paid and nonassessable College common stock constituting 91.5% of the shares outstanding after giving effect of the Merger.

         2C. RESELL AGREEMENT. For a period of 90 days after the Effective Date, Thomas Braun, President of College, may not sell any shares of College (renamed Victor Ebner Enterprises Inc.) he owns directly or indirectly. Thereafter, he may sell up to 10,000 shares of common stock of Victor Ebner a month of shares he owns directly, provided such sales are in accordance with federal and state securities laws. For a period of one year after the Closing of the proposed transaction, Braun management or its assigns cannot sell the shares it owns. Thereafter, it may sell its shares in accordance with Rule 144 of the Securities Act of 1933.

         3. REPRESENTATIONS OF VICTOR EBNER. Victor Ebner hereby represents and warrants to College that:

         3.1 DUE INCORPORATION, ETC. Victor Ebner is duly incorporated, validly existing and in good standing under the laws of New York and has all requisite power and authority to execute and deliver this agreement and to perform the obligations to be performed by it hereunder. Neither the execution or delivery of this agreement nor the performance by Victor Ebner hereof will constitute a

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breach of or default under the governing instruments of Victor Ebner or any agreement, instrument, indenture, judgment or decree to which Victor Ebner is a party or by which it is bound. Prior to the Closing, all consents and approvals, if any, required to be obtained by Victor Ebner for its performance hereunder will have been obtained.

         3.2 DUE EXECUTION, VALIDITY AND EFFECT. This agreement has been duly authorized, executed and delivered by Victor Ebner and, assuming the due authorization, execution and delivery by College, this agreement constitutes the valid, legal and binding obligation of Victor Ebner, enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally.

         3.3 BOARD APPROVAL. The Board of Directors of Victor Ebner has duly approved the merger contemplated by this agreement.

         3.4 FULL DISCLOSURE. No representation or warranty made by Victor Ebner in this agreement and no certificate or document furnished or to be furnished to College pursuant to this agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

         4. REPRESENTATIONS OF COLLEGE. College represents and warrants to Victor Ebner that:

         4.1 DUE INCORPORATION, ETC. College is duly incorporated, validly existing and in good standing under the laws of Florida and has all requisite power and authority to execute and deliver this agreement and to perform the obligations to be performed by it hereunder. Neither the execution or delivery of this agreement nor the performance by College hereof will constitute a breach of or default under the governing instruments of College or any agreement, instrument, indenture, judgment or decree to which College is a party or by which it is bound. Prior to the Closing, all consents and approvals, if any, required to be obtained by College for its performance hereunder will have been obtained.

         4.2 DUE EXECUTION, VALIDITY AND EFFECT. This agreement has been duly authorized, executed and delivered by College and, assuming the due authorization, execution and delivery by Victor Ebner, this agreement constitutes the valid, legal and binding obligation of College, enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally.

         4.3 TITLE TO THE SHARES. At Closing, College shall deliver the shares of its common stock, with legal and valid title thereto, free and clear of all liens, charges, pledges, claims and encumbrances of any kind or nature whatsoever, other than those created by this agreement.

         4.4 FULL DISCLOSURE. No representation or warranty made by College in this agreement and no certificate or document furnished or to be furnished to Victor Ebner pursuant to this agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

         4.5 BOARD APPROVAL. The Board of Directors of College has duly approved the merger contemplated by this agreement.

         4.6 SEC REGISTRATION AND REPORTING. College's common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Act"), has been subject to the reporting requirements of Section 13 of the Act for a period of 24 months immediately preceding the Closing and has filed all the reports required to be filed thereunder during the 24 months preceding the Closing. The filings of College under the Act do not contain any untrue statements of material facts or omit the statement of any material fact(s) necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

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         5. CERTAIN FEES.

         Neither party has incurred any liability for any brokers' or finders' fees or commissions in connection with the merger contemplated by this Agreement for which the other party is or would be liable. Each of the parties agree to indemnify and hold harmless the other from and against any commission, fee or claim of any person employed or retained by it to bring about the merger contemplated hereby or to represent it in connection therewith.

         6. CONDITIONS TO OBLIGATIONS OF THE PARTIES. All obligations of the parties under this agreement are subject to the fulfillment or satisfaction, prior to or at Closing, of each of the following conditions precedent (all of which may be waived):

                  (a) each of the representations and warranties of the parties herein being true and correct in all material respects on the date hereof and as of the Closing, and each of the parties having performed or complied with all agreements and covenants contained in this agreement to be performed or complied with by it or either of them, as the case may be, prior to or at the Closing;

                  (b) neither the Victor Ebner nor College's being precluded by an order or preliminary or permanent injunction of a court of competent jurisdiction from consummating the merger pursuant to this agreement (each party agreeing to use its reasonable best efforts to have any such injunction lifted); and

                  (c) there not having been any statute, rule or regulation enacted or promulgated by any government body or agency after the date hereof which is applicable to the merger pursuant to this agreement which would render the consummation of the merger illegal.

         7. SURVIVAL OF REPRESENTATIONS, ETC. All representations, warranties and agreements made herein shall survive any investigation made by Victor Ebner and College and shall survive the Closing.

         8. TERMINATION. This agreement may be terminated:

                  (a) on the date specified in a writing executed by College and Victor Ebner;

                  (b) by College, upon written notice to Victor Ebner, if any representation or warranty made in this agreement by Victor Ebner shall have been false or incorrect in any material respect when made or shall have become false or incorrect in any material respect thereafter, of if Victor Ebner shall fail to perform or observe any material covenant or agreement made by Victor Ebner in this agreement; or

                  (c) by Victor Ebner, upon written notice to College, if any representation or warranty made in this agreement by College shall have been false or incorrect in any material respect when made or shall have become false or incorrect in any material respect hereafter, or if College shall fail to perform or observe any material covenant or agreement made by it in this agreement.

         9. MISCELLANEOUS.

         9.1 BINDING EFFECT; ASSIGNMENT. This agreement shall inure to the benefit of and be binding upon the parties hereto, their respective legal representatives and successors. This agreement may not be assigned.

         9.2 FURTHER ASSURANCES, COOPERATION. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the merger pursuant to and in the manner contemplated by this agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this agreement.

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         9.3 ENTIRE AGREEMENT; ABSENCE OF REPRESENTATION. This agreement together with the letter of intent dated May 9, 2001, shall constitutes the entire agreement between the parties hereto and supersedes all prior arrangements, understandings, and agreements, oral or written, except for the letter of intent, between the parties hereto with respect to the subject matter hereof.

         9.4 EXECUTION IN COUNTERPARTS. This agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall be deemed to be one and the same instrument.

         9.5 NOTICES. All notices, requests, permissions, waivers and communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telegram, telex, facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties at the following respective addresses or to such other addresses as any party hereto shall specify in a notice to the other parties hereto in accordance with the terms hereof:


      If to College:
                              Attention:   Thomas Braun
                                           College Software, Inc.
                                           309 837 W Hastings Street
                                           Vancouver British Columbia V6C 3N6


                     Facsimile Transmission: (604) 605-0508



      If to Victor Ebner:     Attention:   Christian Ebner
                                           Victor Ebner Enterprises Inc.
                                           545 Madison Avenue
                                           New York, New York 10022

                     Facsimile Transmission:
                                             --------------

                              Attention:   David J. Levenson
                                           Troutman Sanders Mays & Valentine LLP
                                           1660 International Drive
                                           Suite 600
                                           McLean, Virginia 22102

                     Facsimile Transmission: (703) 734-4340

         9.6 AMENDMENTS AND WAIVERS. This agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Victor Ebner may, by an instrument in writing, waive compliance by College with any term or provision of this agreement on the part of any of them to be performed or complied with. College may, by an instrument in writing, waive compliance by Victor Ebner with any term or provision of this agreement on the part of Victor Ebner to be performed or complied with. Any waiver of a breach of any term or provision of this agreement shall not be construed as a waiver of any subsequent breach.

         9.7 HEADINGS; SEVERABILITY. The headings contained in this agreement are for convenience of reference only and shall not affect the interpretation or construction hereof. Any term or provision of this agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid

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or unenforceable the remaining terms and provisions of this agreement or affecting the validity or enforceability of any of the terms or provisions of this agreement in any other jurisdiction. If any provision of this agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as in enforceable.

         9.8 GOVERNING LAW. This Agreement shall be construed (both as to validity and performance) and enforced in accordance with and governed by the laws of the Commonwealth of Virginia applicable to agreements made and to be performed wholly within such jurisdiction and without regard to conflicts of laws.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of this 15th day of May, 2001.

                                       COLLEGE SOFTWARE, INC.



                                       By:  /S/  THOMAS BROWN
                                            --------------------------------
                                                  Thomas Brown
                                                  President


                                       VICTOR EBNER ENTERPRISES INC.



                                       By: /S/ CHRISTIAN EBNER
                                           ---------------------------------
                                                  Christian Ebner
                                                  President

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